05037275

SEC MAIL PROCESSING SECTION RECEIVED FEB 25 2005 WASH, D.C. 213

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44380

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Great American Investors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6509 Roe Avenue
(No. and Street)

Shawnee Mission (City) Kansas (State) 66208 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
David K. Richards, President 913-722-2531
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ronald L. Minda, CPA CHARTERED
(Name – *if individual, state last, first, middle name*)

4200 Somerset Drive (Address) Prairie Village (City) Kansas (State) 66208 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 23 2005 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David K. Richards, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Great American Investors, Inc., as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
JANET STEVENSON
NOTARY PUBLIC
STATE OF KANSAS

David K. Richards
Signature

President
Title

Janet Stevenson
Notary Public
My appointment expires January 4, 2009.

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Par ' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to ıs of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions . f this filing, see section 240.17a-5(e)(3).*

CONTENTS

RONALD
MINDA
C.P.A. CHARTERED

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Great American Investors, Inc.
Shawnee Mission, Kansas

I have audited the accompanying balance sheet of **Great American Investors, Inc.** as of December 31, 2004, and the related statements of income, shareholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the organization's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. These standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Great American Investors, Inc.** as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Ronald J. Minda

February 14, 2005

4200 Somerset • Prairie Village, KS 66208 • (913) 649-9222 • Fax: (913) 649-4442

GREAT AMERICAN INVESTORS, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

CURRENT ASSETS:		
Cash in bank	$ 690,066	
Commissions Receivable	111,383	
Note receivable – Shareholder	10,687	
Investments – Securities	102,323	
Investments - Clearing deposits	20,387	
Prepaid items	1,750	
Total Current Assets		$ 936,596
FIXED ASSETS:		
Equipment	$ 13,180	
Less: Allowance for depreciation	13,180	-0-
TOTAL ASSETS		$ 936,596

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:		
Accounts Payable	$ 1,415	
Commissions payable	644,836	
Due on Margin Account	45,399	
Taxes payable - payroll	25,766	
Total Current Liabilities		$ 717,416
STOCKHOLDERS' EQUITY:		
Capital stock issued - 5,000 shares at $5.00 par value	$ 25,000	
Retained earnings	194,180	
Total Stockholders' Equity		219,180
TOTAL LIABILITIES AND EQUITY		$ 936,596

See Notes to Financial Statements.

GREAT AMERICAN INVESTORS, INC.
STATEMENT OF OPERATIONS
FOR YEAR ENDED DECEMBER 31, 2004

REVENUE:	
Commission income	$ 2,353,767
Interest and dividends	1,618
Fees	35,648
Adjustments to market	(9,278)
Gain (Loss) on Sale of Securities	13,578
Expense Reimbursements	48,176
Total Revenue	$ 2,443,509
EXPENSES:	
Operating expenses	2,341,470
NET INCOME	$ 102,039

See Notes to Financial Statements.

GREAT AMERICAN INVESTORS, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR YEAR ENDED DECEMBER 31, 2004

	Common Stock	Retained Earnings	Total Shareholder's Equity
BALANCE - Beginning of year	$ 25,000	$ 112,141	$ 137,141
Add: Net income	---	102,039	102,039
	25,000	214,180	239,180
Less: Dividend Paid	---	(20,000)	(20,000)
BALANCE - End of year	$ 25,000	$ 194,180	$ 219,180

See Notes to Financial Statements.

GREAT AMERICAN INVESTORS, INC.
STATEMENT OF CASH FLOWS
FOR YEAR ENDED DECEMBER 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 102,039
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:	
Depreciation and amortization	402
Decrease (Increase) in assets -	
(Increase) Decrease in commissions receivable	(31,949)
(Increase) Decrease in advances	5,313
(Increase) Decrease in clearing deposits	(4,038)
(Increase) Decrease in liabilities -	
Increase (Decrease) in payables	615,048
Increase (Decrease) in payroll taxes payable	20,610
NET INCREASE/(DECREASE) IN CASH FLOWS FROM OPERATING ACTIVITIES	707,425
CASH FLOWS FROM INVESTING ACTIVITIES	
(Increase) Decrease in investments	(55,565)
Acquisition of Equipment	(402)
NET INCREASE/(DECREASE) IN CASH FLOWS FROM INVESTING ACTIVITIES	(55,967)
CASH FLOWS FROM FINANCING ACTIVITIES	
Dividend Paid	(20,000)
NET INCREASE/(DECREASE) IN CASH	631,458
CASH - Beginning of Year	58,608
CASH - End of Year	$ 690,066

See Notes to Financial Statements.

GREAT AMERICAN INVESTORS, INC.
NOTES TO FINANCIAL STATEMENTS
FOR YEAR ENDED DECEMBER 31, 2004

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Securities
All securities transactions are recorded on the settlement date.

Securities Owned
Securities invested in by the company are valued at market.

NOTE 2: INVESTMENT - CLEARING DEPOSITS

The company clears security transactions through Southwest Securities. A required deposit of $10,000 was made with that company. As of December 31, 2004, the balance was $10,483. The company also clears securities through First Southwest Company. As of December 31, 2004 the balance was $9,903.

NOTE 3: NET CAPITAL REQUIREMENTS

The Securities and Exchange Commission Rule 15c 3-1 requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2004, the Company has net capital of $176,068 and aggregate indebtedness of $717,416, resulting in a percentage of 407%. Minimum required net capital is $47,827.

NOTE 4: RESERVE REQUIREMENT FOR BROKERS AND DEALERS

The Company is not required to maintain a special reserve bank account for the exclusive benefit of customers.

NOTE 5: INCOME TAXES

The Company has elected to be taxed as a Sub-Chapter S Corporation; therefore, no income tax liability is reflected on the Balance Sheet.

NOTE 6: INCOME TAXES

The Company leases its office space in Mission, Kansas for a term of two years, beginning January 1, 2005. The annual rent is $21,000. Minimum rental commitments are as follows:

December 31, 2005	$21,000
December 31, 2006	$21,000

RONALD
MINDA
C.P.A. CHARTERED

INDEPENDENT AUDITOR'S REPORT
ON OTHER FINANCIAL INFORMATION

Board of Directors
Great American Investors, Inc.
Shawnee Mission, Kansas

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The following statement of operating expenses for the year ended December 31, 2004 is presented for the purpose of addition analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

February 14, 2005

4200 Somerset • Prairie Village, KS 66208 • (913) 649-9222 • Fax: (913) 649-4442

GREAT AMERICAN INVESTORS, INC.
STATEMENT OF OPERATING EXPENSES
FOR YEAR ENDED DECEMBER 31, 2004

Advertising	$ 1,811
Commissions	1,878,578
Clearing charges	137,802
Depreciation	402
Dues and licenses	18,111
Interest	2,458
Insurance	24,015
Office	8,032
Payroll taxes and employee benefits	14,927
Postage	3,940
Professional services	25,358
Rent	21,000
Salaries – Officer	88,500
Salaries – Office	108,522
Telephone and utilities	6,284
Travel	1,730
	$ 2,341,470

GREAT AMERICAN INVESTMENTS, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2004

SCHEDULE I

NET CAPITAL:		
Total stockholders' equity qualified for net capital		$ 219,180
Total capital		219,180
Deductions and/or charges		
Non-allowable assets: Cash		
Receivables -- non-customers	$ 10,687	
Prepaid expenses	14,750	
Other assets	2,350	27,787
Net capital before haircuts on security positions		191,393
Haircuts on securities		15,325
TOTAL NET CAPITAL		$ 176,068
AGGREGATE INDEBTEDNESS		
Items included in statement of financial condition:		
Commissions and accounts payable		$ 690,848
Payroll taxes payable		26,568
TOTAL AGGREGATE INDEBTEDNESS		$ 717,416
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS:		
Minimum net capital required		$ 47,827
Excess net capital at 1,000%		$ 104,326
Percentage of aggregate indebtedness to net capital		407%
Minimum dollar net capital required		$ 47,827
Excess net capital		$ 128,241
RECONCILIATION WITH COMPANY'S COMPUTATION:		
Per Unaudited Form 17A-5		$ 176,068
Per Audited Report		$ 176,068

STATEMENT OF RECONCILIATION OF COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER RULE 15C 3-3 PURSUANT TO RULE 17A-5(D)(4)

Exempt under Rule 15C 3-3; Section #8-45123 Product Code "G"

STATEMENT PURSUANT TO RULE 17A-5(d)(4) FOR YEAR ENDED DECEMBER 31, 2004

There were no differences between the most recent unaudited report Form X-17A-5, Part II filed by Great American Investors, Inc. and the enclosed audited Form X-17A-5, Part II.

RONALD MINDA
C.P.A. CHARTERED

INDEPENDENT AUDITOR'S REPORT
ON INTERNAL CONTROL

Board of Directors
Great American Investors, Inc.
Shawnee Mission, Kansas

In planning and performing my audit of the financial statements of Great American Investors, Inc. for the year ended December 31, 2004, I considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17A-5 (g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Great American Investors, Inc. that I considered relevant to the objectives stated in Rule 17A-5(g)(1) in making the periodic computations of aggregate indebtedness (or aggregate debts) and net capital under Rule 17A-3(a)(11) and the procedures for determining the compliance with the exemptive provisions Rule 15C 3-3.

The management of the company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17A-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

4200 Somerset • Prairie Village, KS 66208 • (913) 649-9222 • Fax: (913) 649-4442

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respect indicate a material inadequacy for such purposes. Based on this understanding and on our study, I believe that the company's practices and procedures were adequate at December 31, 2004 to meet the commission's objectives.

February 14, 2005

GREAT AMERICAN INVESTORS, INC.
AUDITED FINANCIAL STATEMENTS
FOR THE YEAR ENDED
DECEMBER 31, 2004